Exhibit 99.5

RESALE REGISTRATION RIGHTS AGREEMENT

Execution Version

THIS RESALE REGISTRATION RIGHTS AGREEMENT, dated as of July 14, 2022 (this “Agreement”), has been entered into by and between GREENBROOK TMS INC., an Ontario corporation (the “Company”) and the Shareholders (as defined below).

BACKGROUND

In connection with the Membership Interest Purchase Agreement, dated as of May 15, 2022 (the “Purchase Agreement”), by and between, inter alia, the Shareholders and the Company, pursuant to which, among other things, the Company is acquiring all of the issued and outstanding membership interests in Check Five LLC d/b/a Success TMS (“Success TMS”) and, in exchange for which, the Company is issuing common shares of the Company (the “Common Shares”) to the Shareholders, and the Company has agreed to provide to the Shareholders certain resale registration rights under the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (together, the “Securities Act”), and applicable state securities laws, and under Applicable Canadian Securities Laws, with respect to the Common Shares.

AGREEMENT

In light of the above, the Company and the Shareholders hereby agree as follows:

1.	Definitions.

As used in this Agreement, the following terms will have the respective meanings set forth in this Section 1:

“Agreement” has the meaning set forth in the preamble.

“Advice” has the meaning set forth in Section 2(c)(iv).

“Applicable Canadian Securities Laws” means, collectively, the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time.

“Block Trade” means a Demand Underwritten Offering that does not require a management road show.

“Blue Sky” has the meaning set forth in Section 3(m).

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Company in a “bought deal” letter prior to the filing of a Canadian Prospectus under Applicable Canadian Securities Laws.

“Business Day” means (i) a day on which the Common Shares are traded on a Trading Market, (ii) if the Common Shares are not listed on any Trading Market, a day on which the Common Shares are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices) or (iii) in the event that the Common Shares are not listed or quoted as set forth in (i) and (ii) hereof, any day other than a Saturday, a Sunday or any day which is a national or provincial legal holiday in Canada, or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to remain closed.

“Canadian Base Prospectus” means a short form base shelf prospectus filed with the Canadian Securities Regulatory Authorities.

“Canadian Non-Base Prospectus” means a Canadian prospectus on Form 44-101F1 pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, or in the event the Company is no longer eligible to use Form 44-101F1, Form 41-101F1 pursuant to National Instrument 41-101 – General Prospectus Requirements, or such other form as the Company shall be eligible to use to register the Registrable Securities.

“Canadian Prospectus Supplement” means a prospectus supplement to the Canadian Base Prospectus relating to the distribution of Registrable Securities.

“Canadian Prospectus” means, as applicable, a Canadian Prospectus Supplement or a Canadian Non-Base Prospectus.

“Canadian Securities Regulatory Authorities” means the securities regulatory authorities in the applicable provinces and territories of Canada.

“Claim” has the meaning set forth in Section 5(b).

“Commission” means the United States Securities and Exchange Commission or any successor agency.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning set forth in the preamble.

“Demand Notice Date” has the meaning set forth in Section 2(a).

“Demand Registration Conditions” has the meaning set forth in Section 2(a).

“Demand Registration Notice” has the meaning set forth in Section 2(d)(i).

“Demand Registration Period” means the period beginning on the Lock-Up Expiration Date and ending on the date of expiration of the Effectiveness Period or if applicable, the date of the earlier termination of the registration rights under this Agreement pursuant to Section 6(c).

“Demand Registration Statement” means each registration statement under the Securities Act that is designated by the Company for the registration, under the Securities Act, of any Demand Underwritten Offering pursuant to Section 2(d). For the avoidance of doubt, the Demand Registration Statement may, at the Company’s election, be the Registration Statement filed pursuant to Section 2(a).

“Demand Underwritten Offering” has the meaning set forth in Section 2(d)(i).

“Demand Underwritten Offering Majority Holders” has the meaning set forth in Section 2(d)(iv)(1).

“Demanding Notice Holders” has the meaning set forth in Section 2(d)(i).

“Discontinuance Notice” has the meaning set forth in Section 3(d).

“Effective Date” means, with respect to any Registration Statement, the date on which the Commission first declares effective such Registration Statement.

“Effectiveness Deadline” means, with respect to a Registration Statement filed pursuant to Section 2(a), ninety (90) calendar days after the Demand Notice Date in the case of a filing on Form F-10, F-3 or S-3 and one hundred eighty (180) calendar days after the Demand Notice Date in the case of a filing on Form F-1 or S-1; provided that, in either case, such number of days may be extended by the Company, in its sole discretion, by up to an additional forty-five (45) calendar days if the condition of clause (B) of the definition of “Demand Registration Conditions” has not been satisfied at least forty-five (45) calendar days prior to the Demand Notice Date.

“Effectiveness Period” has the meaning set forth in Section 2(a).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Registration Rights Agreement” has the meaning set forth in Section 2(d).

“FINRA” means the Financial Industry Regulatory Authority, Inc. or any successor organization performing similar functions.

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” has the meaning set forth in Section 5(c).

“Indemnifying Party” has the meaning set forth in Section 5(c).

“Lock-Up Agreement” has the meaning assigned to it in the Purchase Agreement.

“Lock-Up Expiration Date” means the date on which the lock-up period in respect of the Shareholders expires by its terms as provided in the Lock-Up Agreement.

“Losses” has the meaning set forth in Section 5(a).

“Managing Underwriters” means, with respect to any Demand Underwritten Offering, one or more registered broker-dealers that are designated in accordance with this Agreement to administer such offering.

“Maximum Successful Underwritten Offering Size” means, with respect to any Demand Underwritten Offering, the maximum number of securities that may be sold in such offering without adversely affecting the success of such offering, as advised by the Managing Underwriters for such offering to the Company and the Shareholders.

“MJDS” means the U.S./Canada multijurisdictional disclosure system promulgated under U.S. and Canadian securities laws, as may be amended from time to time.

“MJDS Prospectus Supplement” has the meaning set forth in Section 2(a).

“MJDS Registration Statement” has the meaning set forth in Section 2(a).

“Offering Launch Time” means, with respect to a Demand Underwritten Offering, the earliest of (a) the first date a preliminary prospectus (or prospectus supplement) for such offering is filed with the Commission; (b) the first date such offering is publicly announced; and (c) the date a definitive agreement is entered into with the Managing Underwriters with respect to such offering.

“Other Participating Shareholders” has the meaning set forth in Section2(d)(iv)(1).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Agreement.

“Plan of Distribution” has the meaning set forth in Section 2(a).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the final prospectus included in a Registration Statement (including, without limitation, any preliminary prospectus, any free-writing prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus, and any “free writing prospectus” as defined in Rule 405

“Purchase Agreement” has the meaning set forth in the preamble.

“Registrable Securities” means the Common Shares issued to the Shareholders pursuant to the Purchase Agreement. “Registrable Securities” also includes any Common Shares issued or issuable with respect to the foregoing as a result of any stock split, stock dividend, recapitalization, exchange or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities as to any Shareholder when (i) the Commission or the Canadian Securities Regulatory Authorities has declared a Registration Statement or a Canadian Prospectus covering such securities effective and such securities have been disposed of pursuant to such effective Registration Statement or Canadian Prospectus; (ii) such securities may be sold by such Shareholder under circumstances in which all of the applicable conditions of Rule 144 are met and such securities may be sold pursuant to Rule 144 without any restriction whatsoever (including, without limitation, restriction on volume and manner of sale) and/or the legend restricting further transfer has been removed from the certificate for such securities; or (iii) such securities are no longer outstanding or are no longer beneficially owned by such Shareholder.

“Registration Statement” means a registration statement filed pursuant to the terms hereof and which covers the resale by the Holders, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein. For the avoidance of doubt, “Registration Statement” means the initial registration statement described above in this paragraph and any additional registration statement or registration statements that are needed to sell additional Registrable Securities with the effect that the obligations of the Company under this Agreement also extend to such additional registration statement or registration statements, in all cases, as specified in this Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” has the meaning set forth in the preamble.

“Selling Holder Questionnaire” has the meaning set forth in Section 2(c)(i).

“Selling Securityholders” has the meaning set forth in Section 3(b).

“Share Ownership Percentage” means with respect to any Holder(s) as of any time, a fraction (a) whose numerator is the aggregate number of Registrable Securities owned by such Holder(s) as of such time; and (b) whose denominator is the aggregate number of Registrable Securities that are then outstanding held by all Holders under this Agreement.

“Shareholders” shall mean, collectively, Batya Klein, Benjamin Klein, The Bereke Trust U/T/A Dated 2/10/03, and Theragroup LLC, a Delaware limited liability company.

“Subsequent Form Shelf” has the meaning set forth in Section 3(n).

“Success TMS” has the meaning set forth in the preamble.

“Suspension Notice” has the meaning set forth in Section 2(b).

“Suspension Period” has the meaning set forth in Section 2(b).

“Trading Market” means whichever of the Toronto Stock Exchange, NYSE American, New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Capital Market, Nasdaq Global Select Market or such other United States registered national securities exchange on which the Common Shares are listed or quoted for trading on the date in question.

“WKSI” means a “well known seasoned issuer” as defined in Rule 405.

2.	Registration.

(a)            Mandatory Registration. If, at any time during the Demand Registration Period, the Company receives a written notice (the “Demand Notice”, and the date of Company’s receipt of the Demand Notice, “Demand Notice Date”) from any of the Shareholders, and so long as the Demand Registration Conditions have been satisfied as of such Demand Notice Date, the Company will prepare and file with the Commission a Registration Statement covering the resale from time to time of all Registrable Securities for an offering to be made on a continuous and/or delayed basis pursuant to Rule 415 or the equivalent thereof under Canadian securities laws, as applicable (the “Shelf Registration Statement”). The Registration Statement may be on either Form F-10 or Form F-3 or S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on either such form, in which case such registration will be on Form F-1 or S-1, and if for any reason the Company is not then eligible to register for resale the Registrable Securities on Form F-1 or S-1, then on such other form of Shelf Registration Statement as is then available to effect a registration for resale of the Registrable Securities) and will contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) a “Plan of Distribution” section, substantially in the form attached hereto as Annex A, as the same may be amended in accordance with the provisions of this Agreement, provided that if the Company is then a WKSI as of the applicable filing date, such Shelf Registration Statement shall be an automatic Shelf Registration Statement. As permitted under the MJDS, any such Registration Statement that is filed on Form F-10 (an “MJDS Registration Statement”) may refer to selling securityholders generically, in contemplation of the filing, following the effectiveness of such Registration Statement, of a prospectus supplement to the prospectus included therein (the “MJDS Prospectus Supplement”), naming the selling Holders on the basis of the information provided in the Selling Holder Questionnaire. The Company will use its reasonable best efforts to cause the Registration Statement to be declared or otherwise become effective under the Securities Act and, in the case of an MJDS Registration Statement, the Company shall file the MJDS Prospectus Supplement, as soon as possible but, in any event, no later than the Effectiveness Deadline, and will use its reasonable best efforts to keep the Registration Statement (or a Subsequent Shelf) continuously effective under the Securities Act from the date of effectiveness of such Registration Statement until such date when all Registrable Securities covered by the Registration Statement cease to be Registrable Securities as determined by the counsel to the Company (the “Effectiveness Period”). For purposes of this Agreement, “Demand Registration Conditions” means (A) as of the applicable Demand Notice Date, the Common Shares are listed on a Trading Market in the United States; and (B) on or prior to the Demand Notice Date, the Company shall have received (or caused to be prepared) audited financial statements of Success TMS to the extent such audited financial statements are required by applicable U.S. securities laws, rules and regulations (including, but not limited to, Rule 3-05 of Regulation S-X under the Securities Act) for the filing of the applicable Registration Statement.

(b)            Suspension Periods. Notwithstanding Section 2(a), the Company may, at any time, based on the reasonable judgement of the Company after consultation with its outside United States and Canadian legal counsel, delay the filing or delay or suspend the effectiveness of a Registration Statement or any pending or potential Demand Underwritten Offering or, without suspending such effectiveness, deliver a notice (a “Suspension Notice”) that instructs any selling Holders not to sell any securities included in the Registration Statement or delay the filing of any amendment or supplement pursuant to Section 3, if the board of directors of the Company has determined and promptly notifies the selling Holders in writing that in its reasonable good faith judgment (i) a material event has occurred or is likely to occur with respect to the Company that has not been publicly disclosed and, if disclosed, could reasonably be expected to materially and adversely affect the Company and its ability to consummate the registration of the resale of the Registrable Securities or (ii) such registration could reasonably be expected to materially interfere with any material financing, acquisition, corporate reorganization, merger, tender offer or other significant transaction involving the Company (a “Suspension Period”), by providing the selling Holders with written notice of such Suspension Period and the reasons therefor. The Company will use its reasonable best efforts to provide such notice at least ten (10) Business Days prior to the commencement of such a Suspension Period; provided, however, that in any event the Company will provide such notice no later than the commencement of such Suspension Period; provided, further, that in no event will a Suspension Period exceed 30 days and in no event shall the total number of days subject to a Suspension Period during any consecutive 12-month period exceed 45 days. Any Suspension Period will not be deemed to end until the Holders have received a notice from the Company stating that such Suspension Period has ended.

(c)            Holders’ Agreements. It will be a condition of each Holder’s rights under this Agreement, and each Holder agrees, as follows:

(i)            Cooperation & Selling Holder Questionnaire. Such Holder will cooperate with the Company by, with reasonable promptness, supplying information and executing documents relating to such selling Holder or the securities of the Company owned by such selling Holder in connection with such registration which are customary for offerings of this type or is required by applicable laws or regulations, including but not limited to furnishing to the Company a completed questionnaire in the form attached to this Agreement as Annex B (a “Selling Holder Questionnaire”). The Company will not be required to include the Registrable Securities of a Holder in a Registration Statement if such Holder fails to furnish to the Company a fully completed Selling Holder Questionnaire at least five (5) Business Days prior to the applicable Demand Notice Date.

(ii)            Undertakings. Such selling Holder will enter into any undertakings and take such other action relating to the conduct of the proposed offering which the Company may reasonably request as being necessary to ensure compliance with federal and state securities laws and the rules or other requirements of FINRA.

(iii)            Shelf Sales. In connection with and as a condition to the Company’s obligations with respect to any shelf Registration Statement, each Holder covenants and agrees that it will not offer or sell any such Registrable Securities under the Registration Statement until the Registration Statement has been declared effective by the Commission and such Holder has provided a written notice to the Company of such proposed sale. The Company and the Holders acknowledge and agree that in no way shall this clause limit such Holder’s ability to sell securities without using the Registration Statement.

(iv)            Discontinuance of Sales. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a Suspension Notice or a Discontinuance Notice from the Company, such Holder will forthwith discontinue any offers and sales of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company and the Holders acknowledge and agree that in no way shall this clause limit such Holder’s ability to sell securities without using the Registration Statement.

(d)            Demand Underwriting Registration Rights.

(i)            Right to Demand Underwriting Registration. Subject to the other provisions of this Section 2(d), the Holders will have the right, exercisable by written notice satisfying the requirements of Section 2(d)(ii) (a “Demand Registration Notice”) to the Company by any one or more Holders whose aggregate Share Ownership Percentage exceeds thirty percent (30%) (such Holders, the “Demanding Notice Holders”), to require the Company to register or qualify, as applicable, under the Securities Act and/or Applicable Canadian Securities Laws, an underwritten public offering (a “Demand Underwritten Offering”) of Registrable Securities in accordance with this Section 2(d); provided, however, that:

(1)	no Demand Registration Notice may be delivered, or will be effective if:

(A)	the Common Shares are not then listed on a Trading Market (and will not be effective as to registration or qualification in either the United States or Canada if the Common Shares are not then listed on a Trading Market in the applicable jurisdiction);

(B)	a prior Demand Underwritten Offering is pending or in process, and is not withdrawn, at the time such Demand Registration Notice is delivered;

(C)	the Company has already effected one (1) Demand Underwritten Offering (excluding Block Trades) under this Section 2(d)(i) or under the similar section of any other registration rights agreement that the Company has entered into and is currently in effect (each, an “Existing Registration Rights Agreement”), provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto;

(D)	the Company has already effected one (1) Block Trade under this Section 2(d)(i) or under the similar section of any Existing Registration Rights Agreement, provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto;

(E)	it is delivered during a Suspension Period; or

(E)	the aggregate market value of the Registrable Securities of such Holder(s) to be included in the requested Demand Underwritten Offering is less than seven million five hundred thousand dollars ($7,500,000).

(ii)            Contents of Demand Registration Notice. Each Demand Registration Notice sent by any Demanding Notice Holder(s) must state the following:

(1)            the name of, and contact information for, each such Demanding Notice Holder(s) and the number of Registrable Securities held by each such Demanding Notice Holder that were issued pursuant to the Purchase Agreement;

(2)            the desired date of the Offering Launch Time for the requested Demand Underwritten Offering, which desired date cannot (without the Company’s consent, which will not be unreasonably withheld or delayed) be earlier than ten (10) Business Days after the date such Demand Registration Notice is delivered to the Company;

(3)            the number of Registrable Securities that are proposed to be sold by each such Demanding Notice Holder; and

(4)	if the intended method of disposition is a Block Trade.

(iii)            Participation by Holders Other Than the Demanding Notice Holder(s). If the Company receives a Demand Registration Notice sent by one or more Demanding Notice Holders but not by all Holders, then:

(1)            the Company will, within one (1) Business Day, send a copy of such Demand Registration Notice to each Holder other than such Demanding Notice Holders, and such other shareholders as may be required pursuant to any Existing Registration Rights Agreement; and

(2)            subject to Section 2(d)(vi), the Company will use its commercially reasonable efforts to include, in the related Demand Underwritten Offering, Registrable Securities of any such Holder that has requested such Registrable Securities to be included in such Demand Underwritten Offering, together with any Common Shares that may be requested to be included pursuant to any Existing Registration Rights Agreement, pursuant to a joinder notice that complies with the next sentence:

To include any of its Registrable Securities in such Demand Underwritten Offering, a Holder must deliver to the Company, no later than the first (1st) Business Day after the date on which Company sent a copy of such Demand Registration Notice pursuant to subsection (1) above, a written instrument, executed by such Holder, joining in such Demand Registration Notice, which instrument contains the information set forth in Section 2(d)(ii) with respect to such Holder.

(iv)            Certain Procedures Relating to Demand Underwritten Offering.

(1)            Obligations and Rights of the Company. Subject to the other terms of this Agreement, upon its receipt of a Demand Registration Notice, the Company will (A) designate a Demand Registration Statement, in accordance with the definition of such term and this Section 2(d), for the related Demand Underwritten Offering; and (B) use its commercially reasonable efforts to effect such Demand Underwritten Offering in accordance with the reasonable requests set forth in such Demand Registration Notice or the reasonable requests of the Holder(s) of a majority of the Registrable Securities included in such Demand Underwritten Offering (the “Demand Underwritten Offering Majority Holders”) and/or any shareholders requesting to participate in such offering pursuant to any Existing Registration Rights Agreement (the “Other Participating Shareholders”), and cooperate in good faith with the Demand Underwritten Offering Majority Holders and such Other Participating Shareholders in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Company will not be obligated to effect, or take any actions in respect of, any Demand Underwritten Offering (i) at any time prior to the Effectiveness Deadline, (ii) during a Suspension Period or at any time when the securities proposed to be sold pursuant to such Demand Underwritten Offering are subject to any lock-up agreement (including pursuant to a prior Demand Underwritten Offering) that has not been waived or released, (iii) after the Company has already effected one (1) Demand Underwritten Offering pursuant to this Agreement or pursuant to any Existing Registration Rights Agreement, provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto, or (iv) after the Company has already effected one (1) Block Trade pursuant to this Agreement or pursuant to any other registration rights agreement that the Company has entered into and is currently in effect, provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto. The Company will be entitled to rely on the authority of the Demand Underwritten Offering Majority Holders of any Demand Underwritten Offering to act on behalf of all Holders that have requested any securities to be included in such Demand Underwritten Offering.

(2)            Designation of the Underwriting Syndicate. The Managing Underwriters, and any other underwriter, for any Demand Underwritten Offering will be selected by the applicable Demand Underwritten Offering Majority Holders and any Other Participating Shareholders with the approval of the Company (which will not be unreasonably withheld or delayed).

(3)	Authority of the Demand Underwritten Offering Majority Holders. The Demand Underwritten Offering Majority Holders for any Demand Underwritten Offering, together with any Other Participating Shareholders, will have the following rights with respect to such Demand Underwritten Offering, which rights, if exercised, will be deemed to have been exercised on behalf of all Holders that have requested any securities to be included in such Demand Underwritten Offering:

(A)            in consultation with the Managing Underwriters for such Demand Underwritten Offering, to determine the Offering Launch Time, which date shall be subject to the availability of an effective Registration Statement;

(B)            to determine the structure of the offering, provided such structure is reasonably acceptable to the Company;

(C)            to negotiate any related underwriting agreement and its terms, including the amount of securities to be sold by the applicable Holders pursuant thereto and the offering price of, and underwriting discount for, such securities; provided, however, that the Company will have the right to negotiate in good faith all of its representations, warranties and covenants, and indemnification and contribution obligations, set forth in any such underwriting agreement; and

(D)            withdraw such Demand Underwritten Offering by proving written notice of such withdrawal to the Company.

(4)            Confidentiality. Each Holder agrees to treat as confidential information, its delivery or receipt of any Demand Registration Notice and the information contained therein, including the related Demand Underwritten Offering.

(v)            Conditions Precedent to Inclusion of a Holder’s Registrable Securities. Notwithstanding anything to the contrary in this Section 2(d), the right of a Holder to include any of its Registrable Securities in any Demand Underwritten Offering will be subject to the following conditions:

(1)            the execution and delivery, by such Holder or its duly authorized representative or power of attorney, of any related underwriting agreement and such other agreements or instruments (including customary “lock-up” agreements, custody agreements and powers of attorney), if any, as may be reasonably requested by the Managing Underwriters for such Demand Underwritten Offering; and

(2)            the provision, by such Holder no later than the Business Day immediately after the request therefor, of any information reasonably requested by the Company or such Managing Underwriters in connection with such Demand Underwritten Offering (including, but not limited to, completion of a fully completed Selling Holder Questionnaire at least five (5) Business Days prior to the filing of the applicable Registration Statement).

(vi)            Priority of Securities in Demand Underwritten Offering. If the total number of securities requested to be included in a Demand Underwritten Offering pursuant to this Section 2(d) and by any Other Participating Shareholders exceeds the Maximum Successful Underwritten Offering Size for such Demand Underwritten Offering, then:

(1)            the number of securities to be included in such Demand Underwritten Offering will be reduced to an amount that does not exceed the Maximum Successful Underwritten Offering Size; and

(2)	to effect such reduction,

(A)            if the number of Registrable Securities of Holders and other persons that have duly requested such Registrable Securities to be included in such Demand Underwritten Offering in accordance with this Section 2(d) (or in the case of any Other Participating Shareholders, pursuant to “piggyback rights” evidenced by the applicable Existing Registration Rights Agreement) exceeds such Maximum Successful Underwritten Offering Size, then the number of Registrable Securities to be included in such Demand Underwritten Offering will be allocated first to the Holders pro rata based on the total number of Registrable Securities so requested by each such Holder to be included in such Demand Underwritten Offering and, thereafter to other persons, including any Other Participating Shareholders.

At any time during the term of this Agreement, the rights and obligations contained herein shall apply to a Canadian Base Prospectus or a Canadian Non-Base Prospectus, and, for greater certainty, Demanding Notice Holders can request that the Company use MJDS (to the extent available) for all or part of the Registrable Securities pursuant to a Demand Underwritten Offering by filing a Canadian Prospectus Supplement under a Canadian Base Prospectus or by filing a Canadian Non-Base Prospectus, in each case in compliance with Applicable Canadian Securities Laws, so as to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada (except for Quebec), whether or not any offering takes place in Canada.

(e)            Piggyback Registrations. Without limiting any obligation of the Company, if (i) there is not an effective Registration Statement covering all of the Registrable Securities, if the Prospectus contained therein is not available for use, or if Rule 144 is not available with respect to the Registrable Securities and (ii) the Company shall determine to prepare and file with the Commission or the Canadian Securities Regulatory Authorities a registration statement, prospectus or offering statement relating to an offering for its own account or the account of others (including pursuant to any Existing Registration Rights Agreement) under the Securities Act or Applicable Canadian Securities Laws of any of its equity or equity-linked securities (other than on Form F-4 or S-4, Form F-3D or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity or equity-linked securities to be issued solely in connection with any acquisition of any entity or business (or a business combination subject to Rule 145 under the Securities Act) or equity or equity-linked securities issuable in connection with the Company’s stock option or other employee benefit plans), or a dividend reinvestment or similar plan or rights offering, then, subject to Section 2(f), the Company shall deliver to each Holder a written notice of such determination and, if within five (5) Business Days after the date of the delivery of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement, prospectus or offering statement all or any part of such Registrable Securities that such Holder requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 2(e) that are the subject of a then-effective Registration Statement or Canadian Prospectus. The Company may postpone or withdraw the filing or the effectiveness of a piggyback registration at any time in its sole discretion. The Company shall not grant piggyback registration rights to any holders of its Common Shares or securities that are convertible into its Common Shares that are senior to the rights of the Holders set forth in this Section 2(e).

(f)      Bought Deals(g). If the Company receives a Bought Deal letter relating to an offering of securities of the Company for its own account pursuant to which the notification requirements of Section 2(e) apply, the Company shall give the Holders such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals are currently carried out in common market practice of its rights to participate thereunder and the Holders shall have at least 24 hours from the time the Company notifies it of such Bought Deal to provide the notice referred to in Section 2(e).

3.	Registration Procedures. In connection with the Company’s obligations to effect any registration pursuant to Section 2, the Company and, as applicable, the Holders, will do the following (to the extent applicable):

(a)            FINRA Cooperation. The Company and the Holders will cooperate and assist in any filings required to be made with FINRA in respect of any Registration Statement.

(b)          Right to Review Prior Drafts. Not less than five (5) Business Days prior to the filing of a Registration Statement or any related Prospectus, any Canadian Prospectus, or any amendment or supplement thereto, the Company will furnish to each Holder copies of the “Selling Securityholders” and “Plan of Distribution” sections of such documents (together with drafts of the Registration Statement or any related Prospectus, any Canadian Prospectus, or any amendment or supplement thereto) in the form in which the Company proposes to file them, which sections and documents will be subject to the review of each such Holder. Each Holder will provide comments, if any, within three (3) Business Days after the date such materials are provided. The Company will not file a Registration Statement, any Prospectus, any Canadian Prospectus, or any amendments or supplements thereto in which the “Selling Securityholders” or the “Plan of Distribution” sections thereof differ in any material respect from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented) or otherwise differ in any material respect from the drafts previously received by such Holder, except as may be required by the Commission or the Canadian Securities Regulatory Authorities, as applicable. Each Holder whose Registrable Securities are to be sold pursuant to a Demand Underwritten Offering in accordance with Section 2(d) will be afforded the same rights set forth in this Section 3(b) with respect to any Registration Statement or Prospectus, any Canadian Prospectus, or any amendment or supplement thereto which names such Holder.

(c)          Right to Copies. The Company will furnish to each Holder and the Managing Underwriters, if any, without charge, (i) at least one (1) conformed copy of each Registration Statement, each Canadian Prospectus, and each amendment thereto and all exhibits to the extent requested by such Holder (excluding those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission or the Canadian Securities Regulatory Authorities, as applicable, except if such documents are available on EDGAR or SEDAR, as the case may be; and (ii) as many copies of each Prospectus or Prospectuses or each Canadian Prospectus or Canadian Prospectuses, as the case may be (including each form of prospectus) and each amendment or supplement thereto as such Holder may reasonably request. The Company hereby consents to the use of such Prospectus, Canadian Prospectus and each amendment or supplement thereto by each of the selling Holders or Managing Underwriters, as applicable, in connection with the offering and sale of the Registrable Securities covered by such Prospectus, Canadian Prospectus, and any amendment or supplement thereto.

(d)            Notices. In connection with any registration pursuant to Section 2(a), the Company will notify each Holder covered by the Registration Statement or Canadian Prospectus as promptly as reasonably practicable: (A) when the Prospectus, Canadian Prospectus or any prospectus supplement or post-effective amendment has been filed, and with respect to the Registration Statement or any post-effective amendment, when the same has become effective, and with respect to a Canadian Non-Base Prospectus, when the same has been receipted by the Canadian Securities Regulatory Authorities; (B) of any request by the Commission or the Canadian Securities Regulatory Authorities, as the case may be, for any amendments or supplements to the Registration Statement, the Prospectus or the Canadian Prospectus or for additional information; (C) of the issuance by the Commission or any Canadian Securities Regulatory Authority of any stop order suspending the effectiveness of the Registration Statement or Canadian Prospectus or the initiation of any proceedings for that purpose; (D) if, at any time prior to the closing contemplated by the Purchase Agreement, it becomes aware that the representations and warranties of the Company contained in such agreement cease to be true and correct; (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (F) of the happening of any event which it believes may make any statement made in the Registration Statement, the Prospectus, the Canadian Prospectus or any document incorporated therein by reference untrue, or of any material misstatement or omission, and which requires the making of any changes in the Registration Statement, the Prospectus, the Canadian Prospectus or any document incorporated therein by reference in order to make the statements therein not misleading; (G) upon the occurrence of a Suspension Period (items (C) through and including (G) being a “Discontinuance Notice”); and (H) upon the conclusion of a Suspension Period. In addition, during the pendency of any Demand Underwritten Offering pursuant to Section 2(d), but other than during a Suspension Period, the Company will provide notice to each Holder whose Registrable Securities are to be sold in such offering pursuant to the Registration Statement or Canadian Prospectus used in connection with the Demand Underwritten Offering, which Holders will be afforded the same notice set forth in clauses (A) through (H) of this Section 3(d) relating to such Registration Statement or Canadian Prospectus.

(e)            Withdrawal of Suspension Orders. The Company will use its reasonable best efforts to respond as promptly as reasonably possible to any comments received from the Commission or the Canadian Securities Regulatory Authorities with respect to any Registration Statement, any Canadian Prospectus or any amendment thereto (and the Holders shall cooperate to resolve any such comments in respect of the selling shareholder information contained therein, to the extent applicable to such Holders) and to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement or Canadian Prospectus or the suspension of the qualification of the Registrable Securities for sale in any jurisdiction, or to prevent any such suspension.

(f)            Supplements & Amendments. Subject to Sections 2(a) and 2(d), if required by applicable federal or provincial securities laws, based on the advice of the Company’s counsel, the Company will prepare a supplement or post-effective amendment to a Registration Statement, the related Prospectus, the Canadian Prospectus or any document incorporated therein by reference or file any other required document or, if necessary, renew or refile a Registration Statement or Canadian Prospectus prior to its expiration, so that, as thereafter delivered to the purchasers of the Registrable Securities, (A) the Prospectus or Canadian Prospectus, as the case may be, will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; (B) such Registration Statement or Canadian Prospectus remains continuously effective as to the applicable Registrable Securities for its applicable Effectiveness Period; (C) the related Prospectus or Canadian Prospectus may be supplemented by any required prospectus supplement, and as so supplemented may be filed pursuant to Rule 424 (or the equivalent under the MJDS) or Applicable Canadian Securities Laws; and (D) the Prospectus or Canadian Prospectus will be supplemented, if necessary, to update the disclosure of the number of shares that each Holder intends to sell, reflecting prior resales in accordance with guidance of the staff of the Commission or the Canadian Securities Regulatory Authorities (as such guidance may be substituted for, amended or supplemented by the staff of the Commission or the Canadian Securities Regulatory Authorities after the date of this Agreement). Furthermore, subject to a Holder’s compliance with its obligations under Section 2(c)(i), the Company will take such actions as are required to name such Holder as a selling Holder in a Registration Statement, Canadian Prospectus, or any supplement thereto and to include (to the extent not theretofore included) in such Registration Statement or Canadian Prospectus the Registrable Securities identified in such Holder’s Selling Holder Questionnaire.

(g)            Listing. The Company will use its reasonable best efforts to cause all Registrable Securities covered by the Registration Statement or Canadian Prospectus to be listed on each securities exchange on which the Common Shares are then listed if so required by the rules of such exchange and if requested by the Holder thereof.

(h)            Transfer Agent & Registrar. The Company will provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement or Canadian Prospectus from and after a date not later than the Effective Date of such Registration Statement or Canadian Prospectus, as the case may be.

(i)            Certificates. The Company will cooperate with the Holders to facilitate the timely preparation and delivery of any certificates or book-entry statements representing Registrable Securities to be delivered to a transferee pursuant to any Registration Statement or Canadian Prospectus, which certificates or book-entry statements will be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may reasonably request.

(j)            CUSIPs. The Company, if necessary, will use its best efforts to maintain the existing CUSIP number for the Registrable Securities as of the Effective Date of the Registration Statement or Canadian Prospectus, as the case may be.

(k)            Agreement Not to Co-Mingle Registrable Securities. For purposes of calculating the number of Registrable Securities and, for purposes of Section 2(d), calculating the Share Ownership Percentage, each Holder hereby agrees to maintain a separate Direct Registration System (“DRS”) book-entry position for its respective Registrable Securities or otherwise to hold such Registrable Securities in certificated form, and not co-mingle any other Common Shares with such Registrable Securities, whether such other Common Shares are beneficially owned as of the date of this Agreement or hereafter acquired by such Holder.

(l)            Legal Counsel. Holders will have the right to select one legal counsel, at the Company’s expense pursuant to Section 4, to review, on behalf of such Holders, any Registration Statement, Prospectus or Canadian Prospectus, as applicable, prepared pursuant to Section 2 or this Section 3, which will be such counsel as designated by the Holders of a majority of the Registrable Securities then outstanding, provided that no more than one legal counsel can be selected for the selling securityholders in any offering pursuant to this Agreement in the event that the Shareholders exercise their piggyback rights under Section 2(e) hereto in respect of an offering pursuant to any Existing Registration Rights Agreement. The Company will reasonably cooperate with such legal counsel’s reasonable requests in performing their obligations under this Agreement.

(m)            Blue Sky. The Company will, prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Holders or Managing Underwriters, in the case of a Demand Underwritten Offering, in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws (“Blue Sky”) of all jurisdictions within the United States that the selling Holders or Managing Underwriters, in the case of a Demand Underwritten Offering, request in writing be covered, to keep each such registration or qualification (or exemption therefrom) effective during the applicable Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by any Registration Statement, including in connection with a Demand Underwritten Offering; provided, that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to become subject to any material tax in any such jurisdiction where it is not then so subject.

(n)            Subsequent Shelf. If, at the time of filing of a Registration Statement pursuant to Section 2(a), the Company is not eligible to use Form F-10 or Form F-3 or S-3 for transactions involving secondary offerings and the Company is not otherwise eligible to incorporate by reference prospectively into such Registration Statement, then at such time as the Company becomes eligible to register transactions involving secondary offerings on Form F-10 or Form F-3 or S-3, the Company may, in its sole discretion, file in accordance with the procedures outlined in this Section 3, including but not limited to all required notices to the Holders, an additional Registration Statement on Form F-10 or Form F-3 or S-3 to cover resales pursuant to Rule 415 (or the equivalent under Canadian securities laws) of the Registrable Securities (a “Subsequent Shelf”), and, when such Subsequent Shelf has been filed with the Commission, the Company may, concurrently with its filing of a request for acceleration of effectiveness of such Subsequent Shelf, withdraw or terminate the original Registration Statement; provided, however, that nothing in this Section 3(n) will be interpreted to limit the Company’s obligations pursuant to Section 2(a).

(o)          Certain Covenants Relating to Underwritten Offerings. The following covenants will apply, in each case to the extent applicable, in connection with any Demand Underwritten Offering or to the extent neither a Canadian Base Prospectus nor a Canadian Non-Base Prospectus is used for sales in Canada but the Shareholders hire a dealer for sales in Canada:

(i)            Underwriting Agreement and Related Matters. The Company will (1) execute and deliver any customary underwriting agreement or other agreement or instrument reasonably requested by the Managing Underwriters for such offering; (2) use its commercially reasonable efforts to cause such customary legal opinions, comfort letters, “lock-up” agreements and officers’ certificates to be delivered in connection therewith; and (3) cooperate in good faith with such Managing Underwriters in connection with the disposition of Registrable Securities pursuant to such offering.

(ii)          Marketing and Roadshow Matters. Except in the case of a Block Trade, the Company will cooperate in good faith with the Managing Underwriters for such offering in connection with any marketing activities relating to such offering, including any roadshow.

(iii)          FINRA Matters. The Company and the Holders will cooperate and assist in any filings required to be made with FINRA in connection with such offering.

4.	Registration Expenses.

All fees and expenses incident to the performance of or compliance with this Agreement by the Company will be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement or a Canadian Prospectus including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Shares are then listed for trading, (B) related to compliance with applicable state securities or Blue Sky laws and (C) incurred in connection with the preparation or submission of any filing with FINRA); (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing Prospectuses or Canadian Prospectuses); (iii) messenger, telephone and delivery expenses; (iv) fees and disbursements of (A) counsel for the Company and (B) counsel for the Holders pursuant to Section 3(l) in amount not to exceed US$25,000, in the case of registration pursuant to Section 2(a) or Section 2(e), or US$50,000, in the case of registration pursuant to Section 2(d), as applicable, for any Registration Statement or Canadian Prospectus; (v) Securities Act liability insurance, if the Company so desires such insurance; (vi) fees and expenses of all other persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement and (vii) all of the Company’s own internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder; provided, however, that each selling Holder will pay (i) all underwriting discounts, commissions, fees and expenses and all transfer taxes with respect to the Registrable Securities sold by such selling Holder; (ii) any fees and expenses of legal counsel other than covered by the Company in Section 4(iv)(B) and (iii) all other expenses incurred by such selling Holder and incidental to the sale and delivery of the shares to be sold by such Holder.

5.	Indemnification.

(a)            Indemnification by the Company. The Company will, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, severally and not jointly with any other Holder, the officers, directors, partners, members and shareholders of each such Holder and each person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the directors and officers of any such controlling persons, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or based upon, in the case of the Registration Statement, Canadian Prospectus, or in any amendments thereto, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein to make the statements not misleading, or in the case of any Prospectus, Canadian Prospectus or form of prospectus, or in any amendment or supplement thereto, or in any preliminary prospectus, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent, but only to the extent, that such untrue statements or omissions (1) are made in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Holder expressly for use in a Registration Statement, Prospectus or Canadian Prospectus, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder for use in the Registration Statement, such Prospectus, such Canadian Prospectus or such form of prospectus (it being understood and agreed that the only such information furnished to the Company by or on behalf of any Holder consists of the information described in Annex A hereto, as may be amended in accordance with the provisions of this Agreement) or (2) resulted from the use by any Holder of an outdated or defective Prospectus or Canadian Prospectus after the Company has notified such Holder in writing that such Prospectus or Canadian Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus or Canadian Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus or Canadian Prospectus the misstatement or omission giving rise to such Loss would have been corrected.

(b)            Indemnification by Holders. Each Holder will, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, partners, members and shareholders and each person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the directors and officers of such controlling person, in each case to the fullest extent permitted by applicable law from and against all Losses, as incurred, arising solely out of or based upon, in the case of the Registration Statement, Canadian Prospectus or in any amendments thereto, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein to make the statements not misleading, or in the case of any Prospectus, Canadian Prospectus or form of prospectus, or in any amendment or supplement thereto, or in any preliminary prospectus, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading to the extent, but only to the extent, that such untrue statements or omissions (1) are made in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Holder expressly for use in a Registration Statement, Prospectus or Canadian Prospectus and the Holder has stated in writing that such information to be expressly for use in connection with such registration, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder for use in the Registration Statement, such Prospectus or such Canadian Prospectus (it being understood and agreed that the only such information furnished to the Company by or on behalf of any Holder consists of the information described in Annex A hereto, as may be amended in accordance with the provisions of this Agreement) or (2) resulted from the use by such Holder of an outdated or defective Prospectus or Canadian Prospectus after the Company has notified such Holder in writing that the Prospectus or Canadian Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus or Canadian Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus or Canadian Prospectus the misstatement or omission giving rise to such Loss would have been corrected; provided, however, that the obligation to indemnify will be several and not joint and in no event will the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by any such selling Holder upon the sale of the Registrable Securities under the Registration Statement or Canadian Prospectus giving rise to such indemnification obligation. Notwithstanding anything in this Section 5(b) to the contrary, the indemnification herein shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the prior written consent of the Holder (which consent shall not be unreasonably withheld).

(c)            Conduct of Indemnification Proceedings. In order for a Person (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person against the Indemnified Party (a “Claim”), such Indemnified Party must notify the indemnifying party (“Indemnifying Party”) in writing, and in reasonable detail, of the Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Claim; provided, however, that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court filings and related papers) received by the Indemnified Party relating to the Claim.

If a Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges its obligation in writing to indemnify the Indemnified Party therefor, to assume at its cost the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party and to settle such suit, action, claim or proceeding in its discretion with an unconditional full release of the Indemnified Party and no admission of fault, liability, culpability or a failure to act by or on behalf of the Indemnified Party. Notwithstanding any acknowledgment made pursuant to the immediately preceding sentence, the Indemnifying Party shall continue to be entitled to assert any limitation to the amount of Losses for which the Indemnifying Party is responsible pursuant to its indemnification obligations. Should the Indemnifying Party so elect to assume the defense of a Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless (i) the Indemnifying Party has materially failed to defend, contest or otherwise protest in a timely manner against Claims or (ii) such Indemnified Party reasonably objects to such assumption on the grounds that there are defenses available to it which are different from or in addition to the defenses available to such Indemnifying Party and, as a result, a conflict of interest exists. Subject to the limitations in the preceding sentence, if the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend any Claim, all the parties hereto shall cooperate in the defense or prosecution of such Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).

The obligations of the Company and the Holders under this Section 5 shall survive completion of any offering of Registrable Securities pursuant to a Registration Statement or a Canadian Prospectus and the termination of this Agreement. The Indemnifying Party’s liability to any such Indemnified Party hereunder shall not be extinguished solely because any other Indemnified Party is not entitled to indemnity hereunder.

(d)            Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses will be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in Section 5(a) or 5(b) was available to such party in accordance with its terms. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 5. Notwithstanding the provisions of this Section 5, no Holder will be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e)          Other. The indemnity and contribution agreements contained in this Section 5 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.	Miscellaneous.

(a)           Notices. All notices or other communications hereunder will be in writing and will be given by (i) personal delivery, (ii) courier or other delivery service which obtains a receipt evidencing delivery, (iii) registered or certified mail (postage prepaid and return receipt requested) or (iv) facsimile or similar electronic device, to such address as may be designated from time to time by the relevant party, and which will initially be:

(i)            in the case of the Company:

Greenbrook TMS Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

Attn: Erns Loubser

Email: [***Redacted – Personally Identifying Information***]

With a copy to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036

Attn: Christopher R. Bornhorst, Esq.

Email: [***Redacted – Personally Identifying Information***]

(ii)            in the case of each Shareholder, to the address described in Section 10.1 of the Purchase Agreement.

Notices to Holders shall be provided to the address specified on such Holder’s Selling Holder Questionnaire. All notices and other communications will be deemed to have been given (i) if delivered by the United States mail, three (3) Business Days after mailing (five (5) Business Days if delivered to an address outside of the United States), (ii) if delivered by a courier or other delivery service, one (1) Business Day after dispatch (two (2) Business Days if delivered to an address outside of the United States) and (iii) if personally delivered or sent by facsimile or similar electronic device, upon receipt by the recipient or its agent or employee (which, in the case of a notice sent by facsimile or similar electronic device, will be the time and date indicated on the transmission confirmation receipt). No objection may be made by a party to the manner of delivery of any notice actually received in writing by an authorized agent of such party.

(b)            Governing Law; Jurisdiction; Jury Trial; etc. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in New Castle County, Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service will constitute good and sufficient service of process and notice thereof. Nothing contained herein will be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this Agreement or any transaction contemplated hereby.

(c)            Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) the mutual written agreement of the Company and the Shareholders holding a majority of the Common Shares that are issued to the Shareholders under the Purchase Agreement (except to the extent any such termination relates solely to one Shareholder, in which case, only the consent of such Shareholder shall be required) to terminate this Agreement or (b) as to the Shareholders, the first date on which the Shareholders and their Affiliates collectively no longer beneficially own at least 5% of the outstanding Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act.

(d)            Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Shareholders holding a majority of the Common Shares that are issued to the Shareholders under the Purchase Agreement (except to the extent any such amendment or waiver relates solely to one Shareholder, in which case, only the consent of such Shareholder shall be required). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any right or remedy provided by applicable law.

(e)            Remedies. In the event of a breach by the Company of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.

(f)            Complete Agreement; Modifications. This Agreement and any documents referred to herein or executed contemporaneously herewith constitute the parties’ entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof and thereof. This Agreement may be amended, altered or modified only by a writing signed by the Company and the Holders of a majority of the Registrable Securities then outstanding.

(g)            Additional Documents. Each party hereto agrees to execute any and all further documents and writings and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

(h)            Third-Party Beneficiaries. None of the provisions of this Agreement will be for the benefit of, or enforceable by, any third-party beneficiary, except with respect to the Holders. For the avoidance of doubt, none of the Other Participating Shareholders, if any, shall be third-party beneficiaries of this Agreement.

(i)            Successors and Assigns. Except as provided herein to the contrary, this Agreement will be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

(j)            Waivers Strictly Construed. With regard to any power, remedy or right provided herein or otherwise available to any party hereunder (a) no waiver or extension of time will be effective unless expressly contained in a writing signed by the waiving party and (b) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

(k)            Severability. The validity, legality or enforceability of the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

(l)            Attorneys’ Fees. Should any litigation be commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such proceeding will be entitled, in addition to such other relief as may be granted, to the attorneys’ fees and court costs incurred by reason of such litigation.

(m)            Headings. The Section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular Section.

(n)            Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

7.	Rule 144 Reporting.

(a)            Current Public Information. In order to ensure the Holders have the benefits of Rule 144 and any other rule or regulation of the Commission which may at any time permit the Holders to sell Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to make and keep adequate public information available, in accordance with the requirements of Rule 144(c), at all times after the Lock-Up Expiration Date.

(b)            Rule 144 Resale Cooperation. If (1) any Shareholder proposes to dispose any Registrable Securities then held by such Shareholder that can be offered to any Person pursuant to Rule 144 (as confirmed in writing by the Shareholder to the Company) after the Lock-Up Expiration Date, and (2) the Company has not yet filed a Shelf Registration Statement (or, if the Company has filed a Shelf Registration Statement and it has not become effective with the Commission by the Effectiveness Deadline), then the Company shall use commercially reasonable efforts to promptly take all steps reasonably requested by such Shareholder in order to facilitate the timely disposition of such Registrable Securities pursuant to Rule 144, including without limitation (i) to cause an opinion of legal counsel to be prepared (at the Company’s expense) in customary form regarding the eligibility of such Shareholder to dispose such Common Shares pursuant to Rule 144 and (ii) to reasonably cooperate with such Shareholder and/or the relevant transfer agent, broker and registrar, as applicable, to facilitate the timely disposition of such Registrable Securities pursuant to Rule 144; provided, however, that such Shareholder shall provide written confirmation to the reasonable satisfaction of the Company’s counsel that such Shareholder’s proposed resale of any Common Shares then held by such Shareholder may be effected in accordance with the requirements of Rule 144 or another exemption from the registration requirements under the Securities Act and is not otherwise subject to any restrictions set forth in the Company’s insider trading policy.

(c)            Exceptions. Notwithstanding the foregoing, the obligations in this Section 7 shall not be applicable (1) during all such times when there is an effective Shelf Registration Statement permitting the public resale of the Registrable Securities; or (2) at any time after the Registrable Securities are no longer beneficially owned by the Shareholders.

[Remainder of Page Intentionally Left Blank, Signature Pages to Follow]

IN WITNESS WHEREOF, the parties have executed this Resale Registration Rights Agreement as of the date first written above.

GREENBROOK TMS INC.

By:	/s/ William Leonard
Name: William Leonard
Title: President and Chief Executive Officer

[Signature Page to Resale Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Resale Registration Rights Agreement as of the date first written above.

SHAREHOLDERS:

SUCCESS BEHAVIORAL HOLDINGS, LLC

By:	/s/ Benjamin Klein
Name: Benjamin Klein
Title: Chief Executive Officer

THERAGROUP LLC

By:	/s/ Benjamin Klein
Name: Benjamin Klein
Title: Chief Executive Officer

BENJAMIN KLEIN

By:	/s/ Benjamin Klein
Name: Benjamin Klein

BATYA KLEIN

By:	/s/ Batya Klein
Name: Batya Klein

THE BEREKE TRUST U/T/A DATED 2/10/03

By:	/s/ Batya Klein
Name: Batya Klein
Title: Trustee

[Signature Page to Resale Registration Rights Agreement]

PLAN OF DISTRIBUTION

We are registering the Securities covered by this prospectus on behalf of the Selling Securityholders. All costs, expenses and fees connected with the registration of these Securities will be borne by us. Any brokerage commissions and similar expenses connected with selling the Securities will be borne by the Selling Securityholders. The Selling Securityholders may offer and sell the Securities covered by this prospectus from time to time in one or more transactions. The term “Selling Securityholders” includes pledgees, donees, transferees and other successors-in-interest who may acquire Securities through a pledge, gift, partnership distribution or other non-sale related transfer from the Selling Securityholders. The Selling Securityholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. These transactions include:

●	through one or more underwriters or dealers in a public offering and sale by them, whether individually or through an underwriting syndicate led by one or more managing underwriters;

●	in “at the market offerings” within the meaning of Rule 415(a)(4) under the Securities Act and/or applicable Canadian securities laws, to or through a market maker or into an existing trading market, on an exchange or otherwise;

●	directly to a limited number of purchasers or to a single purchaser;

●	through agents;

●	by delayed delivery contracts or by remarketing firms;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

●	exchange or over-the-counter distributions in accordance with the rules of the exchange or other market;

●	block trades in which the broker-dealer attempts to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as agent on both sides of the trade;

●	transactions in options, swaps or other derivatives that may or may not be listed on an exchange;

●	through distributions by a Selling Securityholder or its successors in interest to its members, general or limited partners or shareholders (or their respective members, general or limited partners or shareholders);

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●	a combination of any such method of sale; or

●	any other method permitted pursuant to applicable law.

In connection with distributions of the Securities or otherwise, the Selling Securityholders may:

●	sell the Securities:

●	in negotiated transactions;

●	in one or more transactions at a fixed price or prices, which may be changed from time to time;

●	at market prices prevailing at the times of sale;

●	at prices related to such prevailing market prices; or

●	at negotiated prices;

●	sell the Securities:

●	on a national securities exchange;

●	in the over-the-counter market; or

●	in transactions otherwise than on an exchange or in the over-the-counter market, or in combination;

●	sell the Securities short and/or deliver the Securities to close out short positions;

●	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of Securities covered by this prospectus, which they may in turn resell; and

●	pledge Securities to broker-dealers or other financial institutions, which, upon a default, they may in turn resell.

The Selling Securityholders may also resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, as permitted by that rule, Section 4(a)(1) under the Securities Act, if available, or any other exemption from the registration requirements that become available, and in accordance with Canadian securities laws, rather than under this prospectus.

If underwriters are used in the sale of any Securities, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. We may use underwriters with whom we have a material relationship. As applicable, we will describe in each accompanying prospectus supplement the name of the underwriter(s) and the nature of any such relationship(s).

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If a dealer is used in an offering of Securities, the dealer may purchase the securities, as principal. The dealer may then resell the Securities to the public at varying prices to be determined by the dealer at the time of sale.

Securities may be sold directly or through agents designated from time to time. We will name any agent involved in the offering and sale of such shares and we will describe any commissions paid to the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, the agent will act on a best-efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

Underwriters who participate in the distribution of Securities may be granted an option to purchase additional Securities in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each accompanying prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

In connection with sales of Securities, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Securities in the course of hedging in positions they assume. The Selling Securityholders may also sell Securities short and the Selling Securityholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed Securities in connection with such short sales. The Selling Securityholders may also loan or pledge Securities to broker-dealers that in turn may sell such Securities, to the extent permitted by applicable law. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under the applicable rules under the Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders may also transfer and donate Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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A Selling Securityholder that is an entity may elect to make an in-kind distribution of Securities to its members, general or limited partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, general or limited partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable Securities pursuant to the distribution through a registration statement. Additionally, to the extent that entities, members, partners or shareholders are affiliates of ours received shares in any such distribution, such affiliates will also be Selling Securityholders and will be entitled to sell Securities pursuant to this prospectus.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 and applicable Canadian securities laws.

Underwriters, broker-dealers or agents who may become involved in the sale of Securities may engage in transactions with, and perform other services for, us in the ordinary course of their business for which they receive compensation.

In effecting sales, the Selling Securityholders may engage broker-dealers or agents, who may in turn arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders and/or from the purchasers of Securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. To our knowledge, there is currently no plan, arrangement or understanding between any Selling Securityholders and any broker-dealer or agent regarding the sale of any Securities by the Selling Securityholders.

The Selling Securityholders, any broker-dealers or agents and any participating broker-dealers that act in connection with the sale of the Securities covered by this prospectus may be “underwriters” under the Securities Act with respect to those Securities and will be subject to the prospectus delivery requirements of that Act. Any profit that the Selling Securityholders realize, and any compensation that any broker-dealer or agent may receive in connection with any sale, including any profit realized on resale of Securities acquired as principal, may constitute underwriting discounts and commissions. If the Selling Securityholders are deemed to be underwriters, the Selling Securityholders may be subject to certain liabilities under statutes including, but not limited to, Section 11, 12 and 17 of the Securities Act and Section 10(b) and Rule 10b-5 under the Exchange Act.

The securities laws of some states may require the Selling Securityholders to sell the Securities in those states only through registered or licensed brokers or dealers. These laws may also require that we register or qualify the Securities for sale in those states unless an exemption from registration and qualification is available and the Selling Securityholders and we comply with that exemption. In addition, the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of Securities in the market and to the activities of the Selling Securityholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person to engage in market-making activities with respect to the Securities.

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If any Selling Securityholder notifies us that he has entered into any material arrangement with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution, over-the-counter distribution or secondary distribution, or a purchase by a broker or dealer, we will file any necessary supplement to this prospectus to disclose:

●	the number of Securities involved in the arrangement;

●	the terms of the arrangement, including the names of any underwriters, dealers or agents who purchase Securities, as required;

●	the proposed selling price to the public;

●	any discount, commission or other underwriting compensation;

●	the place and time of delivery for the Securities being sold;

●	any discount, commission or concession allowed, reallowed or paid to any dealers; and

●	any other material terms of the distribution of Securities.

In addition, if the Selling Securityholder notifies us that a donee, pledgee, transferee or other successor-in-interest of the Selling Securityholder intends to sell any securities, we will file an amendment to the registration statement of which this prospectus forms a part of or a supplement to this prospectus, if required.

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GREENBROOK TMS INC.

SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

The undersigned beneficial owner of common shares (the “Common Shares”) of GREENBROOK TMS INC. (the “Company”) understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) or the Canadian Securities Regulatory Authorities a Registration Statement or a Canadian Prospectus for the registration and resale of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of {{closing-date}}, 2022 (the “Registration Rights Agreement”), among the Company and the Shareholders (as defined therein). A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein will have the meanings ascribed thereto in the Registration Rights Agreement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

1.	Name.

(a)	Full Legal Name of Selling Securityholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

2.	Address for Notices to Selling Securityholder:

Name:

Address:

Telephone:

Fax:

Contact Person:

3.	Beneficial Ownership of Registrable Securities:

(a)	Type and Amount of Registrable Securities Beneficially Owned:

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4.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

Note: If yes, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(b)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(c)	If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5.	Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

Type and Amount of Other Securities Beneficially Owned by the Selling Securityholder:

6.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

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State any exceptions here:

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement or Canadian Prospectus.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus or the Canadian Prospectus, as applicable. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus or the Canadian Prospectus, as applicable.

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IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:

By:

Name:

Title:

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4
Attn: Erns Loubser

Email: [***Redacted – Personally Identifying Information***]

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